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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              DAVID'S BRIDAL, INC.
                           (NAME OF SUBJECT COMPANY)

                              DAVID'S BRIDAL, INC.
                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

                          COMMON STOCK, $.01 PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)

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                                   238576102

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                 ROBERT D. HUTH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              DAVID'S BRIDAL, INC.
                             1001 WASHINGTON STREET
                        CONSHOHOCKEN, PENNSYLVANIA 19428
                                 (610) 896-2111
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
            AND COMMUNICATIONS ON BEHALF OF PERSON FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                                  ALAN SINGER
                          MORGAN, LEWIS & BOCKIUS LLP
                               1701 MARKET STREET
                     PHILADELPHIA, PENNSYLVANIA 19103-2921
                                 (215) 963-5000

  [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

     (a) NAME AND ADDRESS. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is David's Bridal, Inc., a Florida corporation ("David's Bridal"). The address of the principal executive offices of David's Bridal is 1001 Washington Street, Conshohocken, Pennsylvania 19428. The telephone number of the principal executive offices of David's Bridal is 610-896-2111.

     (b) SECURITIES.  The title of the class of equity securities to which this
Schedule 14D-9 relates is the common stock, $.01 par value, of David's Bridal (the "Common Stock"). As of July 3, 2000, there were 19,469,276 shares of Common Stock issued and outstanding and options to acquire 2,322,952 shares of Common Stock.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) NAME AND ADDRESS. The name, business address, and business telephone number of David's Bridal, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. The filing person is the subject company.

     (b) TENDER OFFER. This Schedule 14D-9 relates to the offer by Alpha Omega Acquisition, Inc., a Florida corporation ("Purchaser") and a wholly owned subsidiary of The May Department Stores Company, a Delaware corporation ("May"), disclosed in a Tender Offer Statement on Schedule TO, dated July 10, 2000 (the "Schedule TO"), to purchase all of the issued and outstanding shares of Common Stock at a price of $20.00 per share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2000 and filed as Exhibit (a)(1) to the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 3, 2000 (the "Merger Agreement"), among May, Purchaser and David's Bridal. The Merger Agreement provides, among other things, that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into David's Bridal (the "Merger"), with David's Bridal as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of May. At the effective time of the Merger (the "Effective Time"), each share of Common Stock then outstanding (other than shares of Common Stock held by May, Purchaser or David's Bridal or by shareholders who perfect dissenters' rights under the Merger Agreement and/or the Florida Business Corporation Act ("FBCA")) will be converted into the right to receive the Offer Price. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

     As set forth in the Schedule TO, the principal offices of May and Purchaser are located at 611 Olive Street, St. Louis, Missouri 63101-1799. The telephone number of the principal executive offices of May and Purchaser is 314-342-6300.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contacts, agreements, arrangements or understandings between David's Bridal or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Proxy Statement of David's Bridal dated May 5, 2000 previously sent to shareholders and in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. Except as set forth in the response to this Item 3 or in Annex B attached hereto or as incorporated by reference herein, to the knowledge of David's Bridal, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between David's Bridal or its affiliates and (1) David's Bridal's executive officers, directors or affiliates, or (2) May or Purchaser, or their respective executive officers, directors or affiliates.

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     TREATMENT OF DAVID'S BRIDAL STOCK OPTIONS.  The Merger Agreement provides that David's Bridal will use its reasonable best efforts to cause each outstanding option to purchase shares of Common Stock (including any related alternative rights) granted under any equity plan or arrangement of David's Bridal or its subsidiaries (collectively, the "Company Option Plans") (including those granted to current or former employees and directors of David's Bridal or any of its subsidiaries) (the "Employee Stock Options") to become exercisable, and each restricted share granted under the Company Option Plans, to vest in full and become fully transferable and free of restrictions, either prior to the purchase of the shares of Common Stock pursuant to the Offer or immediately prior to the Effective Time, as permitted pursuant to the terms and conditions of the applicable Company Option Plan. David's Bridal will offer to each holder of an Employee Stock Option that is outstanding immediately prior to the first purchase of shares of Common Stock pursuant to the Offer (the "Purchase Date") (whether or not then presently exercisable or vested) to, and will use its reasonable best efforts to cause such holders to, cancel such Employee Stock Option in exchange for an amount in cash equal to the product obtained by multiplying (x) the difference between the Offer Price and the per share exercise price of such Employee Stock Option, by (y) the number of shares of Common Stock covered by such Employee Stock Option. All payments in respect of such Employee Stock Options will be funded by May and made on the Purchase Date, subject to the collection or withholding of all applicable withholding taxes required by law to be collected or withheld by David's Bridal. The Company Option Plans currently provide that upon a change in control (which includes the commencement of the Offer), the David's Bridal Board of Directors may require all holders of Employee Stock Options to surrender such options in exchange for payment by David's Bridal of an amount by which the then existing fair market value of the Common Stock subject to such options exceeds the exercise price of such options. The David's Bridal Board of Directors has taken such action conditioned upon consummation of the transactions contemplated by the Merger Agreement.

     EMPLOYMENT AGREEMENT. In connection with the transactions contemplated by the Merger Agreement, May entered into an employment agreement (the "Employment Agreement") with Robert Huth, President and Chief Executive Officer of David's Bridal, effective as of the closing date of the Merger. A copy of the Employment Agreement is filed herewith as Exhibit (e)(4) and is incorporated herein by reference.

     The Employment Agreement provides that May will employ Mr. Huth as the president and chief executive officer of David's Bridal for a term that commences on the closing date of the Merger and ends on April 30, 2004. The Employment Agreement provides that, after the closing date of the Merger, Mr. Huth will receive a base salary of $600,000 per year, subject to annual review, become eligible for a bonus for fiscal 2000 on the basis of David's Bridal current bonus plan and will be eligible for annual and long-term bonuses in future years under May's bonus plan for executives in positions comparable to his, and be granted shares of May's restricted common stock and options to purchase May's common stock. The Employment Agreement also provides that Mr. Huth will not compete with May during the term of the Employment Agreement and for a period of two years following termination of his employment with May.

     EMPLOYEE BENEFITS MATTERS. The Merger Agreement provides that David's Bridal will, and after the Effective Time May or the Surviving Corporation will, honor all obligations under all existing employee benefit plans and employment agreements.

     Except with respect to any stock options or stock-related programs, for the period of one year following the Effective Time, May will, or will cause the Surviving Corporation, to provide, on an uninterrupted basis, employee benefits to the employees of the Surviving Corporation which are, in the aggregate, no less favorable than those in effect on the date of the Merger Agreement.

     DIRECTORS' AND OFFICERS' INSURANCE; INDEMNIFICATION. The Merger Agreement provides that:

          (i) from and after the Effective Time, May will, or will cause the Surviving Corporation to, indemnify and hold harmless each present and former director and officer of David's Bridal and its subsidiaries, against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation,
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     whether civil, criminal, administrative or investigative, by reason of the fact that such individual is or was a director, officer, employee or agent of David's Bridal or any of its subsidiaries, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the purchase of Common Stock in the Offer, to the fullest extent permitted under applicable law, and May will, or will cause the Surviving Corporation to, also advance fees and expenses (including attorneys' fees) as incurred to the fullest extent permitted under applicable law;

          (ii) the articles of incorporation of David's Bridal will, from and after the Effective Time, and the articles of incorporation of the Surviving Corporation shall, from and after the Effective Time, contain provisions no less favorable with respect to indemnification than are set forth as of the date of the Merger Agreement in the articles of incorporation of David's Bridal, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights of individuals who at the Effective Time were directors, officers or employees of David's Bridal, provided that this provision shall not limit May's ability to merge David's Bridal into May or any of its affiliates or otherwise eliminate David's Bridal corporate existence if the surviving person assumes responsibility for such indemnification;

          (iii) for six years from the Effective Time, May will maintain, or cause the Surviving Corporation to maintain, in effect David's Bridal's and its subsidiaries' current directors' and officers' liability insurance policy covering those persons who are currently covered by such policy, provided, however, that in no event will May or the Surviving Corporation be required to expend in any one year an amount in excess of the annual premiums paid on the date of the Merger Agreement by David's Bridal and its subsidiaries for such insurance, and, provided, further, that if the annual premiums of such insurance coverage exceeds such amount, May or the Surviving Corporation will be obligated to obtain policies with the greatest coverage available for a cost not exceeding 150% of such amount, and provided, further, that May or the Surviving Corporation may meet its obligations under this provision by covering the above persons under May's or the Surviving Corporation's insurance policy on the terms described above that expressly provide coverage for any acts which are covered by the existing policies of David's Bridal and its subsidiaries;

          (iv) nothing in the Merger Agreement is intended to, shall be construed to, or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to David's Bridal or any of its subsidiaries or any of their respective officers, directors or employees;

          (v) each present and former director and officer of David's Bridal and its subsidiaries is a third party beneficiary to these provisions and may directly enforce the obligations of the provisions of May, David's Bridal and the Surviving Corporation; and

          (vi) the Surviving Corporation will pay all expenses, including reasonable fees and expenses of counsel, that an indemnified party may incur in enforcing the indemnity and other obligations provided for.

     SHAREHOLDER AGREEMENTS. As an inducement to May to enter into the Merger Agreement with David's Bridal, the following shareholders (collectively, the "Shareholders"), who in the aggregate own approximately 42% of the outstanding shares of Common Stock, have each entered into a shareholder agreement (each a "Shareholder Agreement" and collectively, the "Shareholder Agreements") with May relating to the number of shares of Common Stock indicated below:

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
                                                                     SHARES OF
                                                              COMMON STOCK SUBJECT TO
SHAREHOLDER                                                    SHAREHOLDER AGREEMENT
-----------                                                   -----------------------
Clipper/Merchant Partners, L.P..............................         1,214,996
Clipper Equity Partners I, L.P..............................           912,496
Clipper/Merban, L.P.........................................         1,216,661
Clipper Capital Associates, L.P.............................            73,192
Clipper/European Re, L.P....................................           608,331
Gary Erlbaum................................................           598,946
Erlbaum Family L.P..........................................           101,098
Trust of S. H. Erlbaum......................................           109,045
Adam Erlbaum Trust..........................................           228,014
Michael Erlbaum.............................................           200,060
MCE Family Limited Partnership..............................            90,335
Steven Erlbaum..............................................         1,400,399
Robert Huth.................................................             6,632
Steven Sidewater............................................            22,217
Grantor Retained Annuity Trust of Steven J. Sidewater.......           107,645
SPWJ Associates, L.P........................................           107,645
Wendy Sidewater Trust.......................................            19,751
Peter Sidewater Trust.......................................            19,751
Nancy Sidewater Trust.......................................           277,473

     The total number of shares of Common Stock subject to Shareholder Agreements represents 37.6% of the outstanding shares of Common Stock.

     A summary of the material provisions of the Shareholder Agreements is included in the Offer to Purchase, which is being mailed to shareholders together with this Schedule 14D-9, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the form of Shareholder Agreement, a copy of which is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

     THE MERGER AGREEMENT. A summary of the material provisions of the Merger Agreement is included in the Offer to Purchase, which is being mailed to shareholders together with this Schedule 14D-9, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed herewith as Exhibit
(e)(1) and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS. At a meeting held on July 2, 2000, the David's Bridal Board of Directors determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of David's Bridal and its shareholders and approved and adopted the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The David's Bridal Board of Directors recommends that David's Bridal's shareholders accept the Offer, tender their shares of Common Stock pursuant to the terms of the Offer and approve and adopt the Merger Agreement and the Merger.

     (b) BACKGROUND; REASONS FOR THE RECOMMENDATION BY THE DAVID'S BRIDAL BOARD OF DIRECTORS; FACTORS CONSIDERED. A description of the background of the merger is located in Section 10 of the Offer to Purchase, which is being mailed to shareholders together with this Schedule 14D-9, and is incorporated herein by reference.

     In approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and recommending that David's Bridal's shareholders accept the Offer, tender their shares of Common Stock pursuant to the terms of the Offer and approve and adopt the Merger

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Agreement and the Merger, the David's Bridal Board of Directors considered a number of factors, including:

           1. The historical market prices and recent trading activity of David's Bridal's Common Stock, including the fact that the Offer Price represents (i) a premium of 73.0% over the closing price of David's Bridal's Common Stock on June 30, 2000 (the last trading date prior to announcement of the Offer), (ii) a premium of 68.0% and 85.6%, respectively, over the three-month and six-month average closing prices of David's Bridal's Common Stock, and (iii) a premium of 25.0% over the 52-week high price of David's Bridal's Common Stock.

           2. The concern of the David's Bridal Board that although the performance of David's Bridal since its initial public offering has met management's expectations, the price of the Common Stock has not responded as anticipated, and trading activity in the Common Stock has, for the most part, been limited.

           3. The extensive arms-length negotiations between David's Bridal and May that resulted in the $20.00 per share price for the Common Stock.

           4. The opinion of Credit Suisse First Boston Corporation ("Credit Suisse First Boston") received by the David's Bridal Board to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the $20.00 per share cash consideration to be received in the Offer and the Merger by the holders of shares of Common Stock was fair, from a financial point of view, to such holders (other than May and its affiliates). The full text of Credit Suisse First Boston's written opinion dated July 3, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Credit Suisse First Boston, is attached hereto as Annex A and is incorporated herein by reference. Credit Suisse First Boston's opinion is directed only to the fairness, from a financial point of view, of the $20.00 per share cash consideration to be received in the Offer and the Merger by the holders of shares of Common Stock (other than May and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender shares pursuant to the Offer or as to any other matters relating to the Offer or the Merger. HOLDERS OF SHARES OF COMMON STOCK ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

           5. The fact that the Offer and the Merger provide for a prompt cash tender offer for all shares of Common Stock to be followed by a second-step merger for the same consideration, thereby enabling David's Bridal's shareholders to obtain the benefits of the transaction at the earliest possible time.

           6. The fact that May's and Purchaser's obligations under the Offer are not subject to any financing condition and the financial ability of May to consummate the acquisition.

           7. The limited rights of May or Purchaser to terminate the Offer or the Merger Agreement.

           8. The fact that the Merger Agreement permits the David's Bridal Board of Directors to, or to authorize David's Bridal, its subsidiaries and their respective officers, directors, employees, agents and representatives to, in response to an Acquisition Proposal that the David's Bridal Board concludes in good faith is an Incipient Superior Proposal, (x) furnish information with respect to David's Bridal and its subsidiaries to any person making such Acquisition Proposal pursuant to a customary confidentiality agreement and (y) participate in discussions or negotiations regarding such Acquisition Proposal, provided that, prior to taking any such action, David's Bridal provides reasonable advance notice to May that it is taking such action.

          The term "Acquisition Proposal" is defined in the Merger Agreement to mean any direct or indirect inquiry, proposal or offer (or any improvement, restatement, amendment, renewal or reiteration thereof) relating to the acquisition or purchase of a business or shares of any class of equity securities of David's Bridal or any of its subsidiaries, any tender offer or exchange offer that, if consummated, would result in any person beneficially owning any class of equity securities of David's

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     Bridal or any of its subsidiaries, or any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction (a "Business Combination Transaction") involving David's Bridal or any of its subsidiaries, or any purchase or sale of a substantial portion of the assets (including stock of subsidiaries owned directly or indirectly by David's Bridal) or business of David's Bridal or any of its subsidiaries (an "Asset Transaction"), other than the transactions contemplated by the Merger Agreement or certain other transactions permitted by the Merger Agreement.

          The term "Incipient Superior Proposal" is defined in the Merger Agreement to mean an unsolicited bona fide written Acquisition Proposal that the David's Bridal Board concludes in good faith (after consultation with David's Bridal's financial advisor) would, if consummated, provide greater aggregate value to David's Bridal's shareholders from a financial point of view than the transactions contemplated by the Merger Agreement, provided that for purposes of this definition the term "Acquisition Proposal" shall have the meaning set forth above, except that (x) references to "shares of any class of equity securities of David's Bridal" shall be deemed to be references to "100% of the outstanding shares" and
     (y) an "Acquisition Proposal" shall be deemed to refer only to a Business Combination Transaction involving David's Bridal or, with respect to an Asset Transaction, such transaction must involve the assets of David's Bridal and its subsidiaries, taken as a whole, and not any subsidiary of David's Bridal alone.

          9. The fact that the Merger Agreement permits the David's Bridal Board to, in response to a Superior Proposal, (1) withdraw, modify or change or propose publicly to withdraw, modify or change its recommendation of the Offer, the Merger or the Merger Agreement, (2) approve or recommend, or propose publicly to approve or recommend, a Superior Proposal and (3) so long as David's Bridal is not in breach of its obligations described in the "No Solicitations" section of the Merger Agreement, terminate the Merger Agreement, but only after the third business day following May's receipt of written notice advising May that the David's Bridal Board is prepared to accept an Acquisition Proposal and attaching the most current version of any such Acquisition Proposal or any draft of an Acquisition Agreement.

          The term "Superior Proposal" is defined in the Merger Agreement to mean an Incipient Superior Proposal for which any required financing is committed or which, in the good faith judgment of the David's Bridal Board, is capable of being financed by the person making the Acquisition Proposal.

          10. The fact that May has stated that there will be no changes in the employment status of associates of David's Bridal due to the Offer and Merger.

          11. That, while the consummation of the Offer and the Merger would eliminate the opportunity for David's Bridal shareholders to participate in any future growth in the profits and equity valuation of David's Bridal, the Offer gives shareholders the opportunity to realize a significant premium over the price at which shares of Common Stock traded at any time prior to the public announcement of the execution of the Merger Agreement.

          12. The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement.

     The foregoing discussion of the information and factors considered by the David's Bridal Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the David's Bridal Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors.

     (c) INTENT TO TENDER. To David's Bridal's knowledge after reasonable inquiry, all of David's Bridal's executive officers, directors and affiliates intend to tender all shares of Common Stock held of record or beneficially owned by them pursuant to the Offer (other than shares of Common Stock underlying options to acquire shares of Common Stock).
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     As an inducement to May to enter into the Merger Agreement with David's
Bridal, Clipper/Merchant Partners, L.P., Clipper Equity Partners I, L.P., Clipper/Merban, L.P., Clipper Capital Associates, L.P., Clipper/European Re, L.P., Gary Erlbaum, Erlbaum Family L.P., Trust of S. H. Erlbaum, Adam Erlbaum Trust, Michael Erlbaum, MCE Family Limited Partnership, Steven Erlbaum, Robert Huth, Steven Sidewater, Grantor Retained Annuity Trust of Steven J. Sidewater, SPWJ Associates, L.P., Wendy Sidewater Trust, Peter Sidewater Trust and Nancy Sidewater Trust, who in the aggregate own approximately 42% of the outstanding shares of Common Stock, have each entered into a Shareholder Agreement with May pursuant to which, among other things, the Shareholders have agreed to tender 90% of the shares of Common Stock owned by each Shareholder.

     A summary of the material provisions of the Shareholder Agreements is included in the Offer to Purchase, which is being mailed to shareholders together with this Schedule 14D-9, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the form of Shareholder Agreement, a copy of which is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     David's Bridal has retained Credit Suisse First Boston as its exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Credit Suisse First Boston's engagement, David's Bridal has agreed to pay Credit Suisse First Boston for its financial advisory services an aggregate fee equal to 1.25% of the total consideration, including liabilities assumed, payable in connection with the Offer and the Merger. It is currently estimated that the aggregate fee payable to Credit Suisse First Boston will be approximately $5.5 million. David's Bridal also has agreed to reimburse Credit Suisse First Boston for reasonable out-of-pocket expenses, including the fees of legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Credit Suisse First Boston's engagement. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the securities of David's Bridal for its and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities. In addition, Credit Suisse First Boston and certain of its employees beneficially own shares of Common Stock and/or options to acquire shares of Common Stock.

     A summary of the material provisions of the agreement among May, Purchaser and Morgan Stanley & Co. Incorporated, in its capacity as dealer manager, is included in the Offer to Purchase and is incorporated herein by reference.

     A summary of the material provisions of the agreement among May, Purchaser and D.F. King & Co., Inc., in its capacity as information agent, is included in the Offer to Purchase and is incorporated herein by reference.

     A summary of the material provisions of the agreement among May, Purchaser and The Bank of New York in its capacity as depositary, is included in the Offer to Purchase and is incorporated herein by reference.

     Neither David's Bridal nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in shares of Common Stock have been effected during the past 60 days by David's Bridal or any subsidiary of David's Bridal or, to the best of the David's Bridal's knowledge, by any executive officer, director or affiliate of David's Bridal, except that certain individuals named in paragraph
(c) of Item 4 hereto have entered into Shareholder Agreements. A summary of the material provisions of the Shareholder Agreements is included in the Offer to Purchase, which is being mailed to shareholders together with this Schedule 14D-9, and is incorporated herein by reference. The summary is

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qualified in its entirety by reference to the form of Shareholder Agreement, a copy of which is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Schedule 14D-9, David's Bridal is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for, or other acquisition of, David's Bridal's securities by David's Bridal, any subsidiary of David's Bridal or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving David's Bridal or any subsidiary of David's Bridal; (3) a purchase, sale, or transfer of a material amount of assets of David's Bridal or any subsidiary of David's Bridal; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of David's Bridal.

     Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the David's Bridal Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

     SHORT FORM MERGER. Section 607.1104 of the FBCA provides that, if a parent corporation owns at least 80% of the outstanding shares of each class of a subsidiary corporation, the merger into the subsidiary corporation of the parent corporation may be effected by a plan of merger adopted by the board of directors of the parent corporation and the appropriate filings with the Florida Department of State, without the approval of the shareholders of the subsidiary corporation. Under the FBCA, if the Purchaser acquires at least 80% of the outstanding shares of Common Stock, the Purchaser will be able to effect the Merger without a vote of the other shareholders of David's Bridal. In such event, David's Bridal has agreed in the Merger Agreement to take, at the request of Purchaser, all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after such acquisition, without a meeting of the David's Bridal shareholders. Upon successful completion of the Offer, Purchaser would have a sufficient number of Shares to approve the Merger without the vote of any other David's Bridal shareholder.

     DISSENTERS' RIGHTS. Under the FBCA appraisal rights are not available (as a matter of law) to holders of Common Stock in connection with the Offer. However, Section 3.3 of the Merger Agreement provides that if the Merger is consummated, holders of Common Stock shall have the right to dissent and demand appraisal of their shares pursuant to the Merger Agreement and/or under the FBCA. Dissenting shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares of Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Common Stock could be based upon considerations other than or in addition to the Offer Price, the consideration per share of Common Stock to be paid in the Merger and the market value of the Common Stock, including asset values and the investment value of the Common Stock. Shareholders should recognize that the value so determined could be higher or lower than the price per share of Common Stock paid pursuant to the Offer or the consideration per share of Common Stock to be paid in the Merger.

     Shareholders who wish to exercise dissenters' rights in connection with the Merger need not take any action at this time. If the Offer is consummated, David's Bridal will distribute to the remaining shareholders additional information on the procedures to be followed to perfect their dissenters' rights.

     THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE THEIR DISSENTERS' RIGHTS. FAILURE TO FOLLOW THE STEPS REQUIRED BY THE FBCA FOR PERFECTING DISSENTERS' RIGHTS MAY RESULT IN THE LOSS OF THOSE RIGHTS.

     SECTION 14(f) INFORMATION STATEMENT. The Information Statement attached at Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the David's Bridal Board of Directors other than at a meeting of David's Bridal's shareholders.

ITEM 9.  EXHIBITS.

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
(a)(1)    Offer to Purchase, dated July 10, 2000 (incorporated herein by reference to Exhibit (a)(1) to Schedule TO filed by Alpha
          Omega Acquisition, Inc. and The May Department Stores
          Company on July 10, 2000).
(a)(2)    Form of Letter of Transmittal (incorporated herein by
          reference to Exhibit (a)(2) to Schedule TO filed by Alpha
          Omega Acquisition, Inc. and The May Department Stores
          Company on July 10, 2000).
(a)(3)    Letter to Shareholders of David's Bridal, Inc., dated June
          10, 2000 (included with Schedule 14D-9 mailed to
          Shareholders of David's Bridal).
(e)(1)    Agreement and Plan of Merger, dated as of July 3, 2000,
          among The May Department Stores Company, Alpha Omega
          Acquisition, Inc. and David's Bridal, Inc. (incorporated
          herein by reference to Exhibit (d)(1) to Schedule TO filed by Alpha Omega Acquisition, Inc. and The May Department
          Stores Company on July 10, 2000).
(e)(2)    Opinion of Credit Suisse First Boston Corporation, dated
          July 3, 2000, to the Board of Directors of David's Bridal,
          Inc., attached hereto as Annex A (included with Schedule
          14D-9 mailed to Shareholders of David's Bridal).
(e)(3)    Form of Shareholder Agreement dated as of July 3, 2000 by
          and between The May Department Stores Company and certain
          shareholders of David's Bridal, Inc. (incorporated herein by reference to Exhibit (d)(2) to Schedule TO filed by Alpha
          Omega Acquisition, Inc. and The May Department Stores
          Company on July 10, 2000).
(e)(4)    Employment Agreement dated as of July 3, 2000 between The
          May Department Stores Company and Robert Huth (incorporated herein by reference to Exhibit (d)(3) to Schedule TO filed by Alpha Omega Acquisition, Inc. and The May Department
          Stores Company on July 10, 2000).

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DAVID'S BRIDAL, INC.

                                          By:      /s/ ROBERT D. HUTH
                                            ------------------------------------
                                              Name: Robert D. Huth
                                              Title: President & Chief Executive
                                              Officer

Dated: July 10, 2000

                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
(a)(1)        Offer to Purchase, dated July 10, 2000 (incorporated herein by reference to Exhibit (a)(1) to Schedule TO filed by Alpha
              Omega Acquisition, Inc. and The May Department Stores
              Company on July 10, 2000).
(a)(2)        Form of Letter of Transmittal (incorporated herein by
              reference to Exhibit (a)(2) to Schedule TO filed by Alpha
              Omega Acquisition, Inc. and The May Department Stores
              Company on July 10, 2000).
(a)(3)        Letter to Shareholders of David's Bridal, Inc., dated June
              10, 2000 (included with Schedule 14D-9 mailed to
              Shareholders of David's Bridal).
(e)(1)        Agreement and Plan of Merger, dated as of July 3, 2000,
              among The May Department Stores Company, Alpha Omega
              Acquisition, Inc. and David's Bridal, Inc. (incorporated
              herein by reference to Exhibit (d)(1) to Schedule TO filed by Alpha Omega Acquisition, Inc. and The May Department
              Stores Company on July 10, 2000).
(e)(2)        Opinion of Credit Suisse First Boston Corporation, dated
              July 3, 2000, to the Board of Directors of David's Bridal,
              Inc., attached hereto as Annex A (included with Schedule
              14D-9 mailed to Shareholders of David's Bridal).
(e)(3)        Form of Shareholder Agreement dated as of July 3, 2000 by
              and between The May Department Stores Company and certain
              shareholders of David's Bridal, Inc. (incorporated herein by reference to Exhibit (d)(2) to Schedule TO filed by Alpha
              Omega Acquisition, Inc. and The May Department Stores
              Company on July 10, 2000).
(e)(4)        Employment Agreement dated as of July 3, 2000 between The
              May Department Stores Company and Robert Huth (incorporated herein by reference to Exhibit (d)(3) to Schedule TO filed by Alpha Omega Acquisition, Inc. and The May Department
              Stores Company on July 10, 2000).

                                                                         ANNEX A

[CREDIT SUISSE FIRST BOSTON CORPORATION LETTERHEAD]

July 3, 2000

Board of Directors
David's Bridal, Inc.
1001 Washington Street
Conshohocken, Pennsylvania 19428

Members of the Board:

You have asked us to advise you with respect to the fairness to the holders of the common stock of David's Bridal, Inc. ("David's"), other than The May Department Stores Company ("May") and its affiliates, from a financial point of view, of the Cash Consideration (as defined below) set forth in the Agreement and Plan of Merger, dated as of July 3, 2000 (the "Merger Agreement"), by and among May, Alpha Omega Acquisition, Inc., a wholly owned subsidiary of May ("Sub"), and David's. The Merger Agreement provides for, among other things, (i) a tender offer by Sub to purchase all outstanding shares of the common stock, par value $0.01 per share, of David's ("David's Common Stock") at a purchase price of $20.00 per share, net to the seller in cash (the "Cash Consideration" and, such tender offer, the "Tender Offer") and (ii) subsequent to the Tender Offer, the merger of Sub with and into David's (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of David's Common Stock not acquired in the Tender Offer will be converted into the right to receive the Cash Consideration.

In arriving at our opinion, we have reviewed the Merger Agreement and certain related documents, and also have reviewed publicly available business and financial information relating to David's. We have also reviewed certain other information relating to David's, including financial forecasts, provided to or discussed with us by David's, and have met with the management of David's to discuss the business and prospects of David's. We have also considered certain financial and stock market data of David's, and we have compared those data with similar data for other publicly held companies in businesses similar to David's, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts, we have been advised, and have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of David's as to the future financial performance of David's. In addition, we have not been requested to make, and we have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of David's, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. In connection with our engagement, we were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of David's.

We have acted as financial advisor to the Board of Directors of David's in connection with the Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. In the ordinary course of business, we and our affiliates may actively trade the debt and equity

[CREDIT SUISSE FIRST BOSTON CORPORATION LETTERHEAD]

Board of Directors
David's Bridal, Inc.
July 3, 2000
Page  2

securities of David's for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities. In addition, we and certain of our employees beneficially own shares and/or options to acquire shares of David's Common Stock.

It is understood that this letter is for the information of the Board of Directors of David's in connection with its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of David's Common Stock pursuant to the Tender Offer or how such stockholder should vote with respect to any matter relating to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of David's Common Stock is fair to such holders (other than May and its affiliates) from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                                                         ANNEX B

                              DAVID'S BRIDAL, INC.
                             1001 WASHINGTON STREET
                             CONSHOHOCKEN, PA 19428

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

     This information statement ("Information Statement") is being mailed on or about July 10, 2000 as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares of common stock, par value $0.01 (the "Common Stock" or the "Shares"), of David's Bridal, Inc., a Florida corporation ("David's Bridal"). You are receiving this Information Statement in connection with the possible election of persons designated by The May Department Stores Company, a Delaware corporation ("May"), to a majority of seats on the Board of Directors of David's Bridal (the "Board"). As of July 3, 2000, David's Bridal entered into an Agreement and Plan of Merger (the "Merger Agreement") among May, Alpha Omega Acquisition, Inc., a Florida corporation ("Purchaser") and a wholly owned subsidiary of May and David's Bridal pursuant to which Purchaser is required to commence a tender offer for all of the issued and outstanding shares of Common Stock, at a price per Share of $20.00, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in Purchaser's Offer to Purchase, dated July 10, 2000, and in the related Letter of Transmittal (which together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to David's Bridal's shareholders and are filed as Exhibits (a)(1) and (a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser and May with the Securities and Exchange Commission (the "SEC") on July 10, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Florida Business Corporation Act (the "FBCA"), Purchaser will be merged with and into David's Bridal (the "Merger"). Following consummation of the Merger, David's Bridal will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of May. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned by May, Purchaser, any of their respective subsidiaries, David's Bridal or any of its subsidiaries, and Shares held by shareholders of David's Bridal who perfect their dissenters' rights granted pursuant to the Merger Agreement and/or rights under the FBCA) will be converted into the right to receive $20.00 in cash or any greater amount per Share paid pursuant to the Offer.

     Purchaser commenced the Offer on July 10, 2000. The Offer is scheduled to expire at 12:00 midnight, New York City time, on August 7, 2000, unless it is extended by Purchaser in accordance with the terms and conditions of the Merger Agreement.

     The Merger Agreement provides that, upon the consummation of the Offer, David's Bridal will cause certain designees of May (the "May Designees") to be elected to the Board. If, however, the Merger Agreement is terminated or if Purchaser does not accept Shares tendered for purchase, then May will not have any right to designate directors for election to the Board.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

                               THE MAY DESIGNEES

     Promptly upon the purchase of and payment for a number of Shares which represent at least a majority of the then outstanding Shares on a fully diluted basis pursuant to the Offer, pursuant to the terms of the Merger Agreement, May will be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (1) the total number of directors on the Board (giving effect to the election of any additional directors elected pursuant to the Merger Agreement) and (2) the percentage that the number of Shares owned by Purchaser or any of its affiliates bears to the total number of Shares outstanding, and David's Bridal will, upon request of Purchaser, promptly increase the size of the Board or exercise its reasonable best efforts to secure the resignations of such number of directors, or both, as is necessary to enable May's designees to be so elected or appointed to the Board. If requested by Purchaser, David's Bridal also will cause directors designated by May to constitute at least the same percentage as is on the Board of each committee of the Board to the extent permitted by law. Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, until the Effective Time, May and Purchaser will take no action which would cause the Board to include fewer than two members who were directors on the date of the Merger Agreement and are not employees of David's Bridal.

     The directors of Purchaser at the Effective Time will be the directors of the Surviving Corporation, until successors are duly elected or appointed and qualified or until their death, resignation or removal in accordance with the FBCA.

     May has informed David's Bridal that it will choose the May Designees from among the individuals listed below. Each of the following individuals has consented to serve as a director of David's Bridal if appointed or elected. None of the May Designees currently is a director of, or holds any positions with, David's Bridal. May has advised David's Bridal that, to the best of May's knowledge, except as set forth below, none of the May Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of David's Bridal nor has any such person been involved in any transaction with David's Bridal or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Purchaser and David's Bridal that have been described in the Schedule TO or the Schedule 14D-9.

     The name, age as of July 10, 2000, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each of the individuals who may be selected as May Designees are set forth below. Unless otherwise indicated, the current business address of each person is 611 Olive Street, St. Louis, Missouri 63101. Unless otherwise indicated, each person is a citizen of the United States of America and each occupation set forth opposite an individual's name refers to employment with May.

                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS
NAME AND AGE                           DURING THE PAST FIVE YEARS
------------                           --------------------------------------------------------------

John L. Dunham, 53                     Director since 1997. Vice chairman and chief financial officer since November, 1999. He joined May in 1976, serving in a
                                       number of senior positions at operating divisions. He became chairman of May Merchandising Company in 1993. He became
                                       executive vice president and chief financial officer in May
                                       1996.

Richard A. Brickson, 52                Secretary and senior counsel since 1988.

Alan E. Charlson, 51                   Senior vice president and chief counsel since 1998. He served as senior counsel from 1988 to 1998.

Michael G. Culhane, 38                 Vice president since 1998. He served in a financial position for May from 1997 to 1998. He was associated with the
                                       accounting firm of Arthur Andersen LLP from 1984 to 1997.

Martin M. Doerr, 45                    Senior vice president since September, 1999. He served as vice president from 1992 through August, 1999.

William D. Edkins, 47                  Senior vice president since 1990.

Thomas D. Fingleton, 53                Executive vice president of finance and operations since May,
                                       2000. He joined May in 1978, serving in a number of senior positions at operating divisions. He served as chairman of
                                       Hecht's from 1991 through May 14, 2000.

Lonny J. Jay, 58                       Senior vice president since 1986.

Jan R. Kniffen, 51                     Senior vice president since 1991.

                 CERTAIN INFORMATION CONCERNING DAVID'S BRIDAL

     As of July 6, 2000, David's Bridal had 19,469,276 shares of Common Stock issued and outstanding, its only class of voting securities that would be entitled to vote for directors at a shareholder meeting if one were to be held, each shares entitled to one vote.

        INFORMATION CONCERNING DIRECTORS AND OFFICERS OF DAVID'S BRIDAL

DIRECTORS AND OFFICERS OF DAVID'S BRIDAL

     STEVEN H. ERLBAUM, 51, is a co-founder of David's Bridal and has been the Chairman of the Board of David's Bridal since 1990. Prior to May 1999, Mr. Erlbaum also served as Chief Executive Officer of David's Bridal. Mr. Erlbaum is also a private investor in real estate and other private business ventures and was a founder of Mr. Goodbuys, a chain of home improvement retail stores.

     ROBERT B. CALHOUN, JR., 57, has been a director of David's Bridal since July 1995. Mr. Calhoun is a founder and has been a Managing Director of Monitor Clipper Partners, Inc. since its formation in June 1997. Mr. Calhoun also founded The Clipper Group, L.P. in 1990 and has served as its President since such date. Prior to forming The Clipper Group, Mr. Calhoun was a Managing Director of Credit Suisse First Boston Corporation, which he had joined in 1965. Mr. Calhoun also serves on the boards of directors of Avondale Incorporated, Interstate Bakeries, Inc. and TravelCenters of America, Inc.

     CHARLES C. CONAWAY, 40, is Chairman and Chief Executive Officer of Kmart Corporation. Prior to joining Kmart, Mr. Conaway served as President and Chief Operating Officer of CVS Corporation ("CVS"), President and Chief Operating Officer of CVS Pharmacy, Inc. and Executive Vice President and Chief Financial Officer of both CVS Corporation and Melville Corporation. Mr. Conaway also serves as a director of Linens 'n Things, Inc. and Streamline.com, Inc.

     GARY E. ERLBAUM, 55, has been Secretary, Treasurer and a director of David's Bridal since August 1992. Since 1983, Mr. Erlbaum has been involved in real estate and other business ventures. Mr. Erlbaum is also a director and a member of the executive committee of DBT Online, Inc., an on-line provider of database services.

     ROBERT D. HUTH, 54, has been the President, Chief Operating Officer and a director of David's Bridal since July 1995, and became Chief Executive Officer of David's Bridal in May 1999. Mr. Huth has been primarily responsible for running the day-to-day operations of David's Bridal since joining the company in 1995. Prior to joining David's Bridal, from 1987 to 1995, Mr. Huth was Executive Vice President and Chief Financial Officer of Melville Corporation, a specialty retailer operating diversified businesses. Mr. Huth also served on the Melville Board of Directors. From 1971 to 1987, Mr. Huth practiced accounting at KPMG Peat Marwick where he became a partner in 1981. Mr. Huth also serves on the board of directors of Stage Stores, Inc.

     EUGENE P. LYNCH, 38, was one of the founders of The Clipper Group where he has been a Managing Director since 1993. Prior to joining The Clipper Group, Mr. Lynch was a Vice President of Credit Suisse First Boston, which he joined in 1983. Mr. Lynch also serves as a director of AVTEAM, Inc., Owosso Corp., TravelCenters of America, Inc. as well as several privately-held companies.

     MICHAEL W. RAYDEN, 51, has served as the President and Chief Executive Officer of Limited Too, Inc. since March 1996. Before joining Limited Too, Inc., he served as the President, Chief Executive Officer and Chairman of the Board of Pacific Sunwear of California, Inc. from 1990 to 1996. Mr. Rayden also serves on the board of directors of Limited Too, Inc.

     STEVEN SIDEWATER, 56, has been a director of David's Bridal since August 1992. Mr. Sidewater is currently President of RP Management, a real estate holding and management company, a position he has held since June 1991. Mr. Sidewater served in various capacities at Charming Shoppes, Inc. for approximately 25 years, including President, Chief Operating Officer and Vice Chairman of the board of directors from 1988 through 1990.

     ROBERT W. FROST, 53, has been Senior Vice President, Real Estate of David's Bridal since August 1998. Prior to joining David's Bridal, Mr. Frost served as Senior Vice President, Development of Homestead Village Incorporated from October 1994 through July 1998. From February 1981 through September 1994, Mr. Frost served as Vice President, Director of Real Estate for Payless Shoe Source, Incorporated.

     THOMAS P. JOHNSON, 42, has been Senior Vice President, Sales of David's Bridal since March 2000. Prior to joining David's Bridal, Mr. Johnson was Senior Vice President, Director of Stores of Brooks Brothers, a division of Marks & Spencer plc, from January 1997 through February 2000. From 1989 through December 1997, Mr. Johnson was employed by Macy's Department Stores Inc. a division of Federated Department Stores, Inc., his last position was Vice President, Stores.

     FRED A. POSTELLE, 54, has been Senior Vice President, Human Resources of David's Bridal since July 1998. From September 1995 through July 1998, Mr. Postelle served as a human resources consultant to David's Bridal. Prior to joining David's Bridal, Mr. Postelle served as Senior Vice President, Human Resources of Woodward & Lothrop/John Wanamaker from January 1995 through September 1995.

     EDWARD S. WOZNIAK, 54, has been Senior Vice President and Chief Financial Officer of David's Bridal since April 1998. Prior to joining David's Bridal, Mr. Wozniak was Senior Vice President, Chief Administrative Officer of Things Remembered, Inc. from November 1996 through April 1998. Mr. Wozniak served as Vice President, Chief Financial Officer and Secretary of Egghead, Inc. from May 1996 to November 1996. From 1990 through April 1996, Mr. Wozniak was employed by Thom McAnn Shoe Company, a division of Melville Corporation, his last position was Senior Vice President and Chief Financial Officer.

     PHILIP YOUTIE, 52, has been an executive officer of David's Bridal since its founding in 1990.

     JEFFREY ZELENKO, 44, has been Senior Vice President, General Merchandising Manager of David's Bridal since April 2000. Prior to joining David's Bridal, Mr. Zelenko was President of Graphically Speaking Clothing Company from April 1997 through March 2000. From June 1995 through April 1997, Mr. Zelenko served as Executive Vice President, General Merchandise Manager of Charming Shoppes, Inc.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors of David's Bridal has an Audit and a Compensation Committee. During fiscal year 1999, the Board of Directors of David's Bridal held eight meetings and the Audit and Compensation Committees each held two meetings. Each director attended at least 75% of the Board of Directors meetings and of the Board committee or committees on which he served during 1999.

     The Audit Committee is responsible for recommending to the Board the firm to be employed by David's Bridal as independent accountants and auditors, consulting with such firm as to the annual audit and the adequacy of internal controls, reviewing the accounting controls, practices and policies of David's Bridal and reviewing budgets, cash and debt management and financial matters generally. The Compensation Committee recommends to the Board the compensation of the chief executive officer, reviews and takes action on the chief executive officer's recommendations regarding the appropriate compensation of the other officers and key personnel, approves the granting of any bonuses to officers, reviews other compensation and personnel development matters generally and recommends to the Board the compensation of non-employee directors and for administering the Plan.

     The current members of the Audit Committee are Steven J. Sidewater and Eugene P. Lynch. The current members of the Compensation Committee are Steven H. Erlbaum, Steven J. Sidewater and Robert B. Calhoun, Jr.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of March 31, 2000 (or as of such other date as may be noted below) with respect to shares of Common Stock of David's Bridal beneficially owned by each person believed by David's Bridal to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, by each director of David's Bridal, by each executive officer of David's Bridal named in the Summary Compensation Table under "Executive Compensation" and by all current directors and executive officers of David's Bridal as a group. Except as indicated below, David's Bridal understands that the shareholders listed in such table have sole voting and investment power with respect to the shares owned by them. The number of shares in the table below includes shares issuable upon the exercise of outstanding stock options to the extent that such options are exercisable by the shareholder, incumbent director, nominee for director or executive officer on or within 60 days after March 31, 2000. In the case of each incumbent director, nominee for director and executive officer, the information below has been provided by such person at the request of David's Bridal.

                                                               SHARES OF
                                                                 COMMON       PERCENT OF
                                                                 STOCK          COMMON
                                                              BENEFICIALLY       STOCK
                                                                 OWNED        OUTSTANDING
                                                              ------------    -----------
EXECUTIVE OFFICERS AND DIRECTORS
Steven H. Erlbaum(a)........................................   1,687,055          8.6%
Gary E. Erlbaum(b)..........................................   1,252,336          6.4%
Philip Youtie(c)............................................   1,185,775          6.1%
Steven J. Sidewater(d)......................................     619,092          3.2%
Robert D. Huth(e)...........................................     482,378          2.4%
Robert B. Calhoun, Jr.(f)...................................          --           --
Charles C. Conaway..........................................          --           --
Michael W. Rayden...........................................          --           --
Robert Frost................................................          --           --
Eugene P. Lynch.............................................          --           --
Edward S. Wozniak...........................................          --           --
Susan M. Zeitz(g)...........................................       1,000            *
All executive officers and directors as a group (12
  persons)(h)...............................................   5,227,636         26.1%
FIVE PERCENT HOLDERS
The Clipper Group(i)........................................   4,472,971         23.0%
Scudder Kemper Investments, Inc.(j).........................   1,211,990          6.2%
Wellington Management Company, LLP(k).......................   1,090,600          5.6%

---------------
 *  Less than 1%.

 (a) Includes 131,056 shares of Common Stock obtainable under options exercisable within sixty days.

 (b) Includes 112,331 shares held by the Erlbaum Family LP and excludes 82,149 shares held by Gary Erlbaum's three children. Gary Erlbaum is the President of the general partner of the Erlbaum Family LP. Gary Erlbaum disclaims beneficial ownership of the shares held by his children. Includes 121,161 shares of Common Stock held by Michael Erlbaum and Gary Erlbaum as Trustees under the Agreement of Trust of S. H. Erlbaum. Includes 253,349 shares of Common Stock held by Gary Erlbaum as Trustee for Adam Erlbaum Trust.

 (c) Includes 11,041 shares of Common Stock held by Philip Youtie as custodian for Haleigh Youtie, 1,572 shares of Common Stock held by Philip Youtie as custodian for Maxwell Evan Youtie. Excludes 89,093 shares of Common Stock held by Eileen Ray Winkler Youtie as custodian for Haleigh Youtie 102,322 shares of Common Stock held by Eileen Ray Winkler Youtie as custodian for Maxwell Evan Youtie. Mr. Youtie disclaims beneficial ownership of the shares held by Eileen Ray Winkler Youtie as custodian for each Haleigh Youtie and Maxwell Youtie.

 (d) Includes (i) 119,606 shares of Common Stock held by Steven J. Sidewater, Wendy Sidewater and Peter Sidewater as Trustees of the Grantor Retained Annuity Trust of Steven J. Sidewater and (ii) 119,606 shares of Common Stock held by SPWJ Associates, L.P. Mr. Sidewater is the general partner of SPWJ Associates, L.P. Includes 21,946 shares of Common Stock held by the 1998 Irrevocable Deed of Trust of Steven J. Sidewater for Wendy Sidewater, 21,946 shares of Common Stock held by the 1998 Irrevocable Deed of Trust of Steven J. Sidewater for Peter Sidewater and 308,303 shares of Common Stock held by the Nancy Sidewater Trust. Includes 1,000 shares of Common Stock owned by Janet Sidewater, 1,000 shares of Common Stock owned by Maurice Sidewater and 1,000 shares of Common Stock owned by Catherine Sidewater.

 (e) Includes 475,009 shares of Common Stock obtainable under options exercisable within sixty days.

 (f) Excludes 4,472,971 shares of Common Stock held by The Clipper Group. Mr. Calhoun is the sole shareholder and a director of the ultimate general partner of The Clipper Group and is deemed to beneficially own all shares of Common Stock beneficially owned by The Clipper Group.

 (g) Ms. Zeitz terminated her employment with David's Bridal in June 2000.

 (h) Includes 606,065 shares of Common Stock obtainable under options exercisable within sixty days.

 (i) Includes shares beneficially owned by Clipper/Merchant Partners, L.P., Clipper Equity Partners I, L.P., Clipper/Merban, L.P., Clipper Capital Associates, L.P. and Clipper/European Re, L.P. Clipper Capital Associates, L.P. is the general partner of all of The Clipper Group partnerships. The general partner of Clipper Capital Associates, L.P. is Clipper Capital Associates, Inc. Robert B. Calhoun is the sole shareholder and a director of Clipper Capital Associates, Inc. As a result, each of Mr. Calhoun, Clipper Capital Associates, L.P. and Clipper Capital Associates, Inc. is deemed to beneficially own all shares of Common Stock beneficially owned by The Clipper Group.

 (j) These shares are held by Scudder Kemper Investments, Inc., an investment advisor registered under the Investment Adviser Act of 1940. Scudder has sole investment power as to 1,211,990 shares, sole voting power as to 848,100 shares and shared voting power as to 13,800 shares. The foregoing information was derived from a Schedule 13G filed by Scudder on January 28, 2000.

 (k) These shares are held by Wellington Management Company, LLP, an investment advisor registered under the Investment Adviser Act of 1940. Wellington has shared investment power as to 1,090,600 shares and shared voting power as to 713,900 shares. The foregoing information was derived from a Schedule 13G filed by Wellington on February 9, 2000.

                             EXECUTIVE COMPENSATION

COMPENSATION

     The following table sets forth certain information with respect to compensation earned during fiscal year 1999 by the current chief executive officer of David's Bridal, the former chief executive officer of David's Bridal and the four other most highly compensated executive officers of David's Bridal (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM
                                                                              COMPENSATION
                                                                                 AWARDS
                                              ANNUAL COMPENSATION(1)          ------------
                                       ------------------------------------    SECURITIES
                                                             OTHER ANNUAL      UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION      YEAR   SALARY     BONUS    COMPENSATION(2)     OPTIONS      COMPENSATION(3)
---------------------------      ----  --------   -------   ---------------   ------------   ---------------
Steven H. Erlbaum..............  1999  $168,365        --            --         106,056           $693
  Former Chief Executive         1998  $425,000        --            --              --           $924
  Officer(4)
Robert D. Huth.................  1999  $463,462        --            --         296,474           $949
  President and Chief            1998  $400,000        --            --              --           $985
  Executive Officer
Philip Youtie..................  1999  $195,116   $38,659            --              --           $499
  Executive Vice President,      1998  $183,000   $38,659            --              --           $518
  Bridal Product Development/
  Sourcing
Robert Frost...................  1999  $185,000   $46,898      $ 81,541          25,000             --
  Senior Vice President,         1998  $ 58,073        --            --              --             --
  Real Estate
Edward S. Wozniak..............  1999  $207,308   $50,700      $194,355           7,500             --
  Senior Vice President and      1998  $133,369        --            --          51,555             --
  Chief Financial Officer
Susan M. Zeitz(5)..............  1999  $189,749   $35,769            --          10,000             --
  Senior Vice President,         1998  $146,716        --            --          29,460             --
  Marketing

---------------
(1) In accordance with the rules of the Commission, the compensation described in this table does not include medical, group life insurance or other benefits received by the named executive officers that are generally available to all salaried employees of David's Bridal, and certain perquisites and other personal benefits received by the named executive officers that do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in this table.

(2) Represents reimbursement for relocation expenses.

(3) Represents amounts contributed by David's Bridal for the benefit of the executive officers under the David's Bridal 401(k) Plan.

(4) Mr. Erlbaum served as David's Bridal chief executive officer through May 26, 1999 and has served as a consultant since such date. Excludes consulting payments of $256,635 in 1999.

(5) Ms. Zeitz terminated her employment with David's Bridal in June 2000.

OPTION GRANTS

     The following table discloses options granted to the Named Executive Officers during the fiscal year ended January 1, 2000.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                INDIVIDUAL GRANTS(3)
                            -------------------------------------------------------------    POTENTIAL REALIZABLE VALUE
                             NUMBER OF     PERCENT OF TOTAL                                  AT ASSUMED ANNUAL RATES OF
                            SECURITIES       OPTIONS/SARS                                   STOCK PRICE APPRECIATION FOR
                            UNDERLYING        GRANTED TO        EXERCISE OR                          OPTION TERM
                            OPTION/SARS   EMPLOYEES IN FISCAL    BASE PRICE    EXPIRATION   -----------------------------
NAME                          GRANTED        YEAR 1999(1)       PER SHARE(2)      DATE           5%              10%
----                        -----------   -------------------   ------------   ----------   -------------   -------------
Robert D. Huth............    296,474            29.6%             $13.00       5/19/09      $2,423,862      $6,142,542
Robert Frost..............     25,000             2.5%             $13.00       5/19/09      $  204,391      $  517,966
Edward S. Wozniak.........      7,500             0.7%             $13.00       5/19/09      $   61,317      $  155,390
Susan M. Zeitz............     10,000             1.0%             $13.00       5/19/09      $   81,756      $  207,187

---------------
(1) During fiscal year 1999, options to purchase 1,002,530 shares of Common Stock were granted to 149 employees.

(2) The exercise price of the options granted was equal to the fair market value of the underlying stock on the date of grant.

(3) All options become exercisable on the third anniversary of the date of grant with the exception of options granted to Mr. Huth to purchase 106,056 shares of Common Stock which are immediately exercisable. Additionally, all options become fully exercisable upon the commencement of a tender offer for 25% or more of the Common Stock outstanding.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

     The following table sets forth certain information regarding the number and value of stock options held at January 1, 2000 by the Named Executive Officers.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                                                             VALUE OF UNEXERCISED
                                                               NUMBER OF UNEXERCISED        IN-THE-MONEY OPTIONS AT
                                                            OPTIONS AT JANUARY 1, 2000        JANUARY 1, 2000(1)
                               SHARES ACQUIRED    VALUE     ---------------------------   ---------------------------
NAME                             ON EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                           ---------------   --------   -----------   -------------   -----------   -------------
Robert D. Huth...............      97,947        $791,412     450,009        190,418      $2,155,244            --
Robert Frost.................          --              --          --         25,000              --            --
Edward S. Wozniak............          --              --          --         59,055              --      $226,796
Susan M. Zeitz...............          --              --          --         39,460              --      $129,597

---------------
(1) Based on the closing price of Common Stock as reported on the Nasdaq National Market on December 31, 1999 ($11.188 per share), net of the option exercise price.

DIRECTOR COMPENSATION ARRANGEMENTS

     David's Bridal has a director compensation plan under which directors, upon initial election to the Board, are granted options to purchase 20,000 shares of Common Stock. The plan provides for annual compensation to directors of either a stock option to purchase 5,000 shares of Common Stock or $15,000 cash, at the election of the director. Members of the Audit and Compensation Committees are paid $500 per meeting, $250 if attendance is by telephone. Directors are also reimbursed for out-of-pocket expenses incurred.

     During 1999, David's Bridal granted each non-management director stock options to purchase 5,000 shares of our Common Stock as compensation for their services. In addition, effective upon the consummation of the initial public offering of David's Bridal in May 1999, Steven H. Erlbaum became a consultant to David's Bridal for a three year term. He is paid a consulting fee in each of the first two years of $425,000. In addition, he will receive a fee of $200,000 for the third year. Gary E. Erlbaum has assisted, and will continue to assist, David's Bridal in bank financing, real estate matters and as a liaison with legal counsel. He has received aggregate cash compensation of $70,901 in fiscal 1999.

COMPENSATION COMMITTEE INTERLOCK AND INSIDER PARTICIPATION

     The members of the Compensation Committee of the Board of Directors are Mr. Steven H. Erlbaum, Mr. Steven J. Sidewater and Mr. Robert B. Calhoun. Mr. Sidewater and Mr. Calhoun are non-employee directors. Mr. Steven Erlbaum served as the Chief Executive Officer of David's Bridal prior to May 1999, at which time he became a non-employee director.

                      REPORT OF THE COMPENSATION COMMITTEE

     As members of the Compensation Committee, it is our duty to review the compensation paid to the Named Executive Officers, to recommend to our Board the annual base salary of David's Bridal Chief Executive Officer, to approve the annual base salaries of the other Named Executive Officers and of all other officers of David's Bridal and to approve all bonuses and other material compensation granted to such persons. In addition, we also constitute the committee (the "Committee") which administers the Plan, and thus are responsible for the granting of stock options, stock appreciation rights and restricted stock to officers and employees. In fulfilling these duties and responsibilities, it is the Compensation Committee's goal to have a policy that will enable David's Bridal to attract, retain and reward senior officers who contribute to both its short-term and long-term success.

     David's Bridal compensation policy for senior officers is to pay competitively and to be fair and equitable in the administration of pay. This is the same policy applicable to all employees of David's Bridal. David's Bridal seeks to balance the compensation paid to a particular individual with the compensation paid to other executives holding comparable positions both inside David's Bridal and at other similar companies.

     Robert Huth, our Chief Executive Officer, received a grant of options to purchase 296,474 shares of Common Stock in fiscal year 1999. Mr. Huth's grant was determined by the Compensation Committee and reflected the Compensation Committee's recognition of the key role played by Mr. Huth during fiscal year 1999, including our achievement of record financial results. Additionally, Mr. Huth and Steven Erlbaum, our Chief Executive Officer through May 26, 1999 each received a grant of options to purchase 25,000 shares of Common Stock in fiscal year 2000 for performance in 1999. The grants made to the other four Named Executive Officers were recommended by Mr. Huth based on the performance of these officers in fiscal 1999. As with respect to bonuses, the decisions of the Compensation Committee regarding salaries are subjective and not based on any list of specific criteria.

     The Compensation Committee also administers the Plan providing for grants of stock options, stock appreciation rights and restricted stock. The purpose of stock option grants is to provide an additional incentive to key employees to work to maximize shareholder value, and vesting periods may be utilized to encourage such employees to remain with David's Bridal. Stock option grants are entirely at the discretion of the Compensation Committee, including their timing, the recipients thereof and the number of shares underlying any particular grant.

     In summary, we believe that the combination of salary, bonus, stock options and awards and other compensation received by each of the Named Executive Officers for fiscal year 1999 was reasonable in view of their past and anticipated future contributions to David's Bridal.

     Payments during 1999 to David's Bridal executives as discussed above were made with regard to the provisions of Section 162(m) of the Internal Revenue Code. Section 162(m) limits the deduction that may be claimed by a "public company" for compensation paid to certain individuals to $1 million except to the extent that any excess compensation is "performance-based compensation." It is the Compensation Committee's intention that as a general rule compensation should not be limited as to its deductibility under Section 162(m).

                                       COMPENSATION COMMITTEE
                                         Steven H. Erlbaum
                                         Steven J. Sidewater
                                         Robert B. Calhoun

April 3, 2000

                               PERFORMANCE GRAPH

     The following line graph compares the yearly change in the cumulative total shareholder return of the Common Stock of David's Bridal for the past five fiscal years with the cumulative total return of the Standard & Poor's 500 Stock Index (the "S&P 500") and the Standard & Poor's Smallcap Retail Specialty-Apparel Index (the "S&P Smallcap Retail Specialty Apparel Index"). The graph assumes that $100 was invested at May 21, 1999 (the date of the initial public trading of the Common Stock of David's Bridal), the S&P 500 and the S&P's Smallcap Retail Specialty-Apparel Index. Dividend reinvestment has been assumed. The S&P Smallcap Retail Specialty-Apparel Index is a capitalization-weighted index that measures the performance of the specialty apparel retail sector of Standard and Poor's Smallcap Index and includes companies such as Men's Wearhouse, Ann Taylor Stores and Gymboree Corp.

[PERFORMANCE GRAPH]


                            5/22/1999   6/30/1999   9/30/1999   1/1/2000
                            ---------   ---------   ---------   --------
DAVID'S BRIDAL, INC.          100.00      119.68      57.19       86.06
S&P 500                       100.00       96.09      89.79      109.74
S&P SMALLCAP RETAIL
  SPECIALTY-APPAREL INDEX     100.00       97.55      90.23       91.65


                  EMPLOYMENT AGREEMENTS AND OTHER ARRANGEMENTS

     David's Bridal entered into an employment agreement with Philip Youtie on May 20, 1999, the principal terms of which are as follows:

     - Term: two years.

     - Base Salary: $200,000 in the first year, $210,000 in the second year.

     - Bonus: Eligible for an annual bonus in accordance with the David's Bridal bonus plan.

     - Severance: in the event of termination of Mr. Youtie's employment by David's Bridal without cause, David's Bridal will continue to pay Mr. Youtie's salary for the lesser of 12 months or the remaining term of the employment agreement.

     Mr. Youtie has also agreed to non-competition and non-solicitation covenants as set forth in his employment agreement.

     David's Bridal entered into an employment agreement with Robert D. Huth on May 20, 1999, the principal terms of which are as follows:

     - Term: three years.

     - Base Salary: $500,000 per year, subject to annual review by the Compensation Committee of the board of directors of David's Bridal.

     - Bonus: eligible to participate in a bonus plan to be adopted by the Compensation Committee of the board of directors of David's Bridal.

     - Severance: in the event of termination of Mr. Huth's employment by David's Bridal without cause, David's Bridal will continue to pay Mr. Huth's salary over the 12 months following termination.

     Mr. Huth has also agreed to non-competition and non-solicitation covenants as set forth in his employment agreement.

     David's Bridal entered into a consulting agreement with Steven H. Erlbaum on May 20, 1999, the principal terms of which are as follows:

     - Term: three years.

     - Base Compensation: $425,000 in the first two years, $200,000 in the third year.

     - Bonus: eligible for a bonus based upon a comparison of actual to budgeted earnings for 1999.

     Steven H. Erlbaum has also agreed to non-competition and non-solicitation covenants as set forth in his consulting agreement.

                              CERTAIN TRANSACTIONS

LOAN TO CHIEF EXECUTIVE OFFICER

     On June 7, 1999, David's Bridal made a loan in the principal amount of $450,000 (the "loan") to Robert Huth, the President and Chief Executive Officer of David's Bridal. This loan was made in connection with his relocation and establishment of a permanent residence in the vicinity of the primary executive office of David's Bridal. The loan is evidenced by a promissory note which includes the following terms:

     - interest at the rate of 8% per annum;

     - on each of June 6, 2000 and June 6, 2001, to the extent Mr. Huth remains employed by David's Bridal as of such date, principal in the amount of $150,000, and all accrued interest as of such date, shall be forgiven;

     - on June 6, 2002, to the extent Mr. Huth remains employed by David's Bridal as of such date, all remaining principal and interest shall be forgiven;

     - all principal and interest shall be forgiven in the event Mr. Huth's employment is terminated by David's Bridal without cause; and

     - Mr. Huth shall be required to pay David's Bridal all principal and accrued interest which has not been forgiven, within thirty days following the date on which Mr. Huth is either terminated for cause or voluntarily resigns his employment.

INTEREST OF DIRECTOR IN STORE LEASE

     Steven J. Sidewater, a director of David's Bridal, and members of his family own a 12% limited partnership interest in a limited partnership that has leased a store located in Danvers, Massachusetts to David's Bridal. David's Bridal paid $143,418 in rental payments to this partnership in fiscal 1999.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that directors and certain officers of David's Bridal, and persons who own more than ten percent of Common Stock, file reports of ownership of David's Bridal securities and changes in ownership of David's Bridal securities with the Securities and Exchange Commission. Based on our review of Section 16(a) filings, David's Bridal believes that all filings required to be made during 1999 were made on a timely basis except as follows: Robert B. Calhoun, Jr., Clipper Capital Associates, L.P., Clipper/European Re, L.P., Clipper Merchant Partners, L.P., Clipper Capital Associates, Inc., Clipper Equity Partners I, L.P. Clipper/Merban, L.P., Gary Erlbaum, Michael C. Erlbaum, Steven H. Erlbaum, Robert D. Huth, Eugene P. Lynch, Fred A. Postelle, Steven J. Sidewater, Edward
S. Wozniak, Philip Youtie and Susan Zeitz did not file their initial reports of beneficial ownership on a timely basis. Each of Robert B. Calhoun, Jr., Clipper Capital Associates, L.P., Clipper/European Re, L.P., Clipper Merchant Partners, L.P., Clipper Capital Associates, Inc., Clipper Equity Partners I, L.P. Clipper/Merban, L.P., Gary Erlbaum, Michael C. Erlbaum, Steven H. Erlbaum, Robert D. Huth, Steven J. Sidewater and Philip Youtie filed two reports, each covering one transaction, after the applicable due date. Robert Frost, Thomas P. Johnson, Nancie Samet, Charles Conaway and Michael Rayden did not file their initial reports of beneficial ownership on a timely basis.